03012389

CM

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-49730

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris Investor Services LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center – 501 Plaza II
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth (312) 461-6001
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers, LLP

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

1 N. Wacker	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

T3/10

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income (Loss)**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
	(n)	**Independent auditors report on internal accounting control.**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
Commodity Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Schedule of Segregation Requirements and Funds in Segregation
- Customers' Regulated Commodity Futures and Options Accounts

Schedule of Secured Amounts and Funds Held in Separate Accounts for
- Foreign Futures and Foreign Option Customers

Supplemental Report on Internal Control

OATH OR AFFIRMATION

STATE OF ILLINOIS)
COUNTY OF COOK) SS:

I, Michael J. Smyth, being duly authorized and sworn, affirm that I am an officer of Harris Investor Services LLC, and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2002 are true and correct. I further represent that neither the Limited Liability Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael J. Smyth
Chief Financial Officer

Subscribed and sworn to before me
this 24th day of February, 2003.

Notary Public

"OFFICIAL SEAL"
ANNA L. ENG
Notary Public, State of Illinois
My Commission Exp. 04/17/2003

Harris Investor Services LLC

Statement of Financial Condition

December 31, 2002

(Available for Public Inspection)

Harris Investor Services LLC

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of Harris Investor Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harris Investor Services LLC (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Harris Investor Services LLC

Statement of Financial Condition
December 31, 2002
(in thousands)

ASSETS

Cash and cash equivalents	$	912
Securities owned, at market value		250
Reverse repurchase agreements		68,483
Receivable from clearing broker-dealer and clearing organizations (net of allowance for doubtful accounts of $1,500)		460
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,815)		12,876
Intangible assets (net of accumulated amortization of $5,187)		93,059
Deferred tax asset, net (Note 8)		178,180
Accounts receivable and other assets		2,830
Total assets	$	357,050

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation and related benefits	$	7,802
Accounts payable and accrued expenses		22,830
Total liabilities		30,632
Liabilities subordinated to claims of general creditors		5,000
Commitments and contingencies (Note 7)		-
Member's equity		321,418
Total liabilities and member's equity	$	357,050

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Organization and Basis of Presentation

The statement of financial condition of Harris Investor Services LLC (the "Company") reflects the combination of Harris InvestorLine, Inc. ("InvestorLine") and CSFBdirect LLC ("CSFBdirect").

The Company is 100% owned by Bankmont Financial Corp. (the "Parent"), a holding company subsidiary of the Bank of Montreal (the "Ultimate Parent"), a Canadian bank.

On February 1, 2002, the member interests of CSFBdirect were acquired for cash by the Parent. Concurrently, CSFBdirect changed its name to Harrisdirect LLC and, subsequently, Harrisdirect LLC changed its name to Harris Investor Services LLC (the "Company") on February 11, 2002.

On May 1, 2002, InvestorLine assigned substantially all of its assets and liabilities to the Company and discontinued its clearing operations. Concurrently, the Company introduced the former InvestorLine customer accounts and related money and securities to its clearing broker, Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation ("Pershing").

On August 31, 2002, the Parent merged InvestorLine into the Company, as part of a corporate dissolution. The merger was accounted for in a method similar to a pooling of interests, as if InvestorLine had merged into CSFBdirect on February 1, 2002 and CSFBdirect was the legal surviving entity.

The Company, a registered broker-dealer subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., is in the business of providing brokerage services for retail customers, principally through online systems. Pursuant to a clearing agreement between the Company and Pershing, all securities transactions of the Company are cleared on a fully disclosed basis through Pershing. The Company offers to its customers a wide variety of investment research, news, quotes, charts and other tools.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and highly liquid securities with original maturities at date of purchase of three months or less. Included in cash and cash equivalents is an investment in a money market fund with a balance of $6,179,000 at December 31, 2002.

Securities Owned

Securities owned include primarily common stock, mutual funds and fixed income securities. Securities transactions are recorded on a settlement date basis. Profit and loss arising from all securities transactions is recorded on a settlement date basis in other revenues in the statement of operations. Settlement date basis does not materially differ from trade date basis.

Reverse Repurchase Agreements

Reverse repurchase agreements are securities purchased under agreements to resell (resale agreements). Resale agreements are recorded at their contractual amounts and are accounted for as collateralized financing transactions. It is the Company's policy to take possession of securities with a market value equaling the principal amount loaned plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of collateral daily with additional collateral obtained or refunded, as appropriate.

Receivable from Clearing Broker-Dealer and Clearing Organizations

Receivable from clearing broker-dealer and clearing organizations consists of revenues earned and expenses incurred from customer transactions conducted with the clearing broker, net of an estimated allowance for doubtful accounts. Additionally, the receivable includes deposits held by clearing organizations.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws.

The Company is included in a consolidated federal income tax return which includes the Parent and affiliates. Under the terms of a tax sharing agreement, the Company records provisions for income taxes as if it were a separate company. The Company files separate tax returns in certain states as well as consolidated state tax returns in other states.

Recognition of Revenues and Expenses

Securities transactions, commission revenue, and brokerage, clearing and exchange fees are recorded on a settlement date basis, and if material, adjustments are made to a trade date basis.

Fee Income

Fee income is primarily composed of mutual fund trailer fees earned. Additionally, fee income includes asset management fees charged to full brokerage client offerings and quarterly service fees earned on customer inactive accounts. Fee income is recognized when earned.

Advertising

The Company generally expenses news and business publication advertising as such costs are incurred. Advertising production costs are expensed when the advertising campaign begins.

2. Restructuring and Merger-Related Costs

At December 31, 2002, accounts payable and accrued expenses and accrued compensation and related benefits include $7,067,000 and $1,224,000, respectively, of restructuring and merger-related costs.

The Company is obligated to incur additional retention awards through February 2004 in the amount of $1,395,000.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values. The carrying amount of subordinated liabilities closely approximates fair value based upon market rates of interest available to the Company.

4. Intangible Assets

On July 26, 2002, the Company acquired for cash the customer accounts, including monies and securities positions, of Morgan Stanley DW Inc, a provider of online retail brokerage services. Intangible assets represent the excess purchase price over tangible assets acquired and are amortized over the sum-of-years digits basis over the estimated life of the customer accounts of 15 years.

5. Accounts Receivable and Other Assets

Accounts receivable and other assets include an exchange membership in the amount of $23,000 which is recorded at cost. Market value for this exchange membership was $31,000 at December 31, 2002.

6. Liabilities Subordinated to Claims of General Creditors

At December 31, 2002, liabilities subordinated to claims of general creditors consist of a $5,000,000 floating rate subordinated loan agreement with the Parent, due December 2, 2004. Interest on the subordinated loan is based on LIBOR plus 50 basis points.

Subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, the loans may not be repaid.

7. Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2012. Certain of the leases contain renewal options and provisions for rent escalations based on increase in costs incurred by the lessor. Minimum required rental payments under these lease obligations, including taxes and operating expenses, are:

Years Ending December 31,

2003	$ 4,904,000
2004	4,619,000
2005	4,621,000
2006	4,551,000
2007	4,486,000
Thereafter	15,042,000
Total	$ 38,223,000

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

8. Income Taxes

The Parent acquired CSFBdirect in a transaction being accounted for under the purchase method of accounting. For financial reporting purposes, the Parent did not "push down" the purchase price and related purchase accounting adjustments to the Company. For tax purposes, the acquisition is being treated as a purchase of CSFBdirect's net assets by the Company. Accordingly, while the Company's financial reporting bases of its assets and liabilities did not change, the tax bases of its assets and liabilities were adjusted. The tax effects of the changes in the tax bases of CSFBdirect's assets and liabilities, caused by the acquisition by Parent, is reflected as a deferred tax asset with an offsetting credit to member's equity on the statement of financial condition.

The difference in financial reporting and tax bases of assets and liabilities from the acquisition resulted in federal and state deferred tax assets of approximately $176,201,000 and $11,500,000, respectively. A valuation allowance of approximately $11,500,000 was established at the acquisition date due to the uncertainty of the realization of the deferred state tax asset.

The Company is a Delaware limited liability company which has elected, for federal and state tax purposes, to be taxed as a corporation and is included in the consolidated federal income tax return of its Parent. In accordance with the tax sharing agreement between the Parent and Company, income taxes currently payable or receivable are paid to or received from the Parent.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 are presented below:

Gross deferred tax assets:	
Deferred employee compensation	$ 169,000
Allowance for losses	559,000
Employee benefit plans	144,000
Lease commitments	17,000
Amortizable intangibles	188,216,000
State net operating loss carryforwards	1,525,000
Gross deferred tax assets	190,630,000
Valuation allowance	(12,378,000)
Net deferred tax assets	178,252,000
Gross deferred tax liabilities:	
Depreciation and amortization	(72,000)
Gross deferred tax liabilities	(72,000)
Net deferred tax assets	$ 178,180,000

A valuation allowance of $12,378,000 exists at December 31, 2002 to offset the state deferred tax assets related to the Company's state tax loss carryforwards and amortizable intangibles. Management believes that the realization of the deferred tax assets, with the exception of state tax loss carryforwards and the state tax impact of amortizable intangibles to which a valuation allowance exists, is more likely than not based on expectations as to the Parent's consolidated future taxable income. If unused, the state tax carryforwards of approximately $67,050,000 will expire in varying amounts in the years 2008 through 2023.

9. Related Parties

Cash and cash equivalents include cash balances of $912,000 maintained at Harris Trust and Savings Bank, an affiliate.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with subsidiaries of the Parent. As of December 31, 2002, such investments amounted to $68,483,000.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2002, accounts payable and accrued expenses include $203,000 in amounts payable to affiliates for intercorporate service fees. As discussed in Note 6, the Company has subordinated loans from the Parent.

At December 31, 2002, other assets include $210,000 in receivables from an affiliate. The receivable results from shared occupancy with affiliates in which the Company is the primary leaseholder.

10. Employee Benefit Plan

The Company is one of the sponsors of various noncontributory pension plans of the Ultimate Parent, in which the Company's employees are eligible to participate.

For those employees participating in retirement plans, all are included in a primary plan (the "plan"). Effective January 1, 2002, the plan's benefit formula was changed to an account-based formula from a final average pay formula. The account-based benefit formula is based upon eligible pay, age and length of service. Prior to January 1, 2002, the plan's benefit formula was a final average pay formula based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment.

The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"), without regard to prior years' contributions in excess of the minimum.

The Company is one of the sponsors of the Ultimate Parent's post-retirement medical plan (the "medical plan") which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Company, in accordance with the policies of the Ultimate Parent, has elected to defer its accumulated post-retirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2002, the unrecognized transition obligation for all sponsors of the medical plan approximates $20,400,000.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's clearing broker makes loans to the Company's customers which are collateralized by customer securities. The clearing broker extends credit for the customer margin accounts introduced by the Company. In permitting the customers to purchase securities on margin, the clearing broker is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing broker. The Company's agreement with the clearing broker requires the Company to reimburse the clearing broker for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The clearing broker reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

12. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). As a broker-dealer who does not carry customer accounts, under the alternative method permitted by this rule, the Company's required net capital shall not be less than $250,000. At December 31, 2002, the Company's net capital of $42,363,000 was in excess of the minimum requirement by $42,113,000.